SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FTAC Olympus Acquisition Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G37288 100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G37288 100

1.	Names of reporting persons. FTAC Olympus Sponsor, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,850,000**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,850,000**

9.	Aggregate amount beneficially owned by each reporting person 10,850,000**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 11.2%
12.	Type of reporting person (see instructions) OO

 ** See Item 4 of this filing.

CUSIP No. G37288 100

1.	Names of reporting persons. FTAC Olympus Advisors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 10,731,094**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 10,731,094**

9.	Aggregate amount beneficially owned by each reporting person 10,731,094**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 11.1%
12.	Type of reporting person (see instructions) OO

 ** See Item 4 of this filing.

CUSIP No. G37288 100

1.	Names of reporting persons. Ryan M. Gilbert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 21,581,094**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 21,581,094**

9.	Aggregate amount beneficially owned by each reporting person 21,581,094**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 22.2%
12.	Type of reporting person (see instructions) IN

 ** See Item 4 of this filing.

CUSIP No. G37288 100

1.	Names of reporting persons. Betsy Z. Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 21,581,094**
	7.	Sole dispositive power 0
	8.	Shared dispositive power 21,581,094**

9.	Aggregate amount beneficially owned by each reporting person 21,581,094**
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) N/A
11.	Percent of class represented by amount in Row (9) 22.2%
12.	Type of reporting person (see instructions) IN

 ** See Item 4 of this filing.

Item 1.

(a)	Name of Issuer

FTAC Olympus Acquisition Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

Item 2.

(a)	Name of Person Filing

(1)	FTAC Olympus Sponsor, LLC

(2)	FTAC Olympus Advisors, LLC
(3)	Ryan M. Gilbert
(4)	Betsy Z. Cohen (collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The business address of each of the Reporting Persons is c/o FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104.

(c)	Citizenship

Each of FTAC Olympus Sponsor, LLC and FTAC Olympus Advisors, LLC is a Delaware limited liability company. Each of Mr. Gilbert and Mrs. Cohen is a United States citizen.

(d)	Title of Class of Securities

Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP Number

G37288 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8) ;

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 1 and 5 through 11 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The beneficial ownership percentage for each Reporting Person is based on 97,055,470 of the Issuer’s common shares outstanding as of November 13, 2020.

FTAC Olympus Sponsor, LLC (“FTAC Sponsor”) is the direct beneficial owner of 2,170,000 of the Issuer’s Class A ordinary shares and 8,680,000 of the Issuer’s Class B ordinary shares. FTAC Olympus Advisors, LLC (“Advisors” and together with FTAC Sponsor, the “Sponsors”) is the direct beneficial owner of 10,731,094 of the Issuer’s Class B ordinary shares. The Class B ordinary shares held by the Sponsors will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination on a one-for-one basis, subject to certain adjustments described in the Issuer’s charter documents.

Each Sponsor is co-managed by Mr. Gilbert and Mrs. Cohen. As a result of the foregoing, each of Mr. Gilbert and Mrs. Cohen may be deemed to share voting and investment power over the Issuer’s common shares held directly by the Sponsors. Each of Mr. Gilbert and Mrs. Cohen disclaims beneficial ownership of these securities, except to the extent of his or her pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2021

FTAC OLYMPUS SPONSOR, LLC

By:	/s/ Ryan M. Gilbert
Name:	Ryan M. Gilbert
Title:	Manager

FTAC OLYMPUS ADVISORS, LLC

By:	/s/ Ryan M. Gilbert
Name:	Ryan M. Gilbert
Title:	Manager

/s/ Ryan M. Gilbert
Ryan M. Gilbert

/s/ Betsy Z. Cohen
Betsy Z. Cohen

EXHIBIT I

JOINT FILING AGREEMENT

 The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED as of February 12, 2021

FTAC OLYMPUS SPONSOR, LLC

By:	/s/Ryan M. Gilbert
Name:	Ryan M. Gilbert
Title:	Manager

FTAC OLYMPUS ADVISORS, LLC

By:	/s/ Ryan M. Gilbert
Name:	Ryan M. Gilbert
Title:	Manager

/s/ Ryan M. Gilbert
Ryan M. Gilbert

/s/Betsy Z. Cohen
Betsy Z. Cohen